UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Greenwood Gold Resources, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

397 15P 207
(CUSIP Number)

Michael McCarthy
c/o Global Environmental Investments Ltd.
Calle 101 y Av 105
Belize City, Belize, Central America
Telephone: 011 93762530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	397 15P 207

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Global Environmental Investments Ltd.

2.	Check the Appropriate Box if a Member of Group:	(a)
(b)

3.	SEC Use only

4.	Source of Funds (See Instructions)	SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Belize

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	65,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	65,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	65,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	64.73%(1)

14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 100,424,500 shares of Common Stock as disclosed by the Company to be outstanding in their Form 10-K filed April 16, 2012

Item 1.                      Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed on May 21, 2012 (the “Original 13D”)  by Global Environmental Investments Ltd. (the “Reporting Person”), with respect to the Common Stock, $0.001 par value, of Greenwood Gold Resources, Inc. (the “Issuer”).  Its principal executive offices are located at 4960 S. Gilbert Road, Suite 1-111, Chandler, AZ 85249.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, items in the Original 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Paragraphs 2 and 3 to Item No. 3 are replaced to correct an error on the consideration received for the Shares.

On April 18, 2012, the Reporting Person sold a total of 5,000,000 Shares to a Director and Officer of the Issuer for cash consideration of $50,000.

On April 24, 2012, the Reporting Person sold a further 1,000,000 Shares to a director and officer of the Issuer for total cash consideration of $10,000 and 500,000 Shares to an officer of the Issuer for total cash consideration of $5,000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2012
Date

/s/ Michael McCarthy
Signature

Michael McCarthy, President and Director
Name/Title